EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Double Hull Tankers, Inc., and further agree to the filing of this agreement as an exhibit thereto.

In addition, OSG International, Inc. expressly authorizes Overseas Shipholding Group, Inc. to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 10, 2006

OVERSEAS SHIPHOLDING GROUP, INC. By: /s/Myles R. Itkin
Name: Myles R. Itkin Title: Senior Vice President, Chief Financial Officer and Treasurer

OSG INTERNATIONAL, INC. By: /s/James I. Edelson
Name: James I. Edelson Title: Vice President and Secretary